NSAR Questions 77I

Effective August 15, 2007, the KEELEY Small-Mid Cap Value Fund offered two share classes:  Class A Shares and Class I Shares.  The Class A Shares of the KEELEY Small-Mid Cap Value Fund are identical to the shares offered by KEELEY Mid Cap Value Fund and KEELEY All Cap Value Fund, the only difference being the official designation of those shares as Class A Shares.  Class A Shares and Class I Shares of the KEELEY Small-Mid Cap Value Fund have different expenses and other characteristics, allowing investors to choose the class that best suits their needs.  All shares of the Funds have equal voting and liquidation rights, and each share is entitled to one vote on any matters which are presented to shareholders.